Exhibit 12.1

Cranmore, FitzGerald & Meaney

Attorneys at Law

49 Wethersfield Avenue

Hartford, Connecticut 06114-1102

_____

(860) 522-9100	Fax No.
(860) 522-3379

May 31, 2017

Kinderhook Bank Corp.

1 Hudson Street

Kinderhook, New York 12106

Re:	Regulation A+ Offering Circular on Form 1-A

Ladies and Gentlemen:

We have acted as counsel to Kinderhook Bank Corp., a New York corporation (“KBC”), in connection with the preparation of KBC’s Offering Circular on Form 1-A that is being filed herewith (the “Offering Circular”) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “Securities Act”). The Offering Circular relates to the proposed issuance by KBC of approximately 439,059 shares (the “Shares”) of common stock, $0.83 par value per share, of KBC, pursuant to the Agreement and Plan of Merger, dated as of March 14, 2017 (the “Agreement”), by and among KBC, The National Union Bank of Kinderhook, a national banking association and wholly owned subsidiary of KBC (“Kinderhook”), and Patriot Federal Bank, a federal savings association (“Patriot”). This opinion is delivered to you pursuant to Item 17 of Form 1-A. All capitalized terms which are defined in the Offering Circular shall have the same meanings when used herein, unless otherwise specified.

In connection with this opinion, we have reviewed the Offering Circular, the Agreement, the Certificate of Incorporation of KBC, as amended, and Bylaws of KBC, as amended, certificates of public officials and officers of KBC, and such other documents and made such legal and factual inquiries as we have deemed necessary or appropriate as a basis for us to render the opinions hereinafter expressed. In our examination of the foregoing, we have assumed the genuineness of all signatures, the legal competence and capacity of natural persons, the due election, appointment and proper incumbency of all officers and directors of KBC, and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied without independent investigation upon the accuracy of representations made to us by appropriate representatives of KBC.

Based upon and subject to the foregoing qualifications, assumptions and limitations and the further limitations set forth below, we are of the opinion that the Shares when issued by KBC pursuant to the Agreement will be validly issued, fully paid, and nonassessable.

Cranmore, FitzGerald & Meaney

Kinderhook Bank Corp.

May 31, 2017

In addition to the qualifications set forth above, this opinion is subject to the qualification that we express no opinion as to the applicability of, compliance with, or effect of any laws except the New York Business Corporation Act. This opinion is limited to the matters set forth herein and no other opinion should be inferred beyond the matters expressly stated. The foregoing opinion is rendered as of the date hereof. We assume no obligation to update such opinion to reflect any facts or circumstances which may hereafter come to our attention or changes in the law which may hereafter occur.

We hereby consent to the filing of this opinion as an exhibit to the Offering Circular and to the reference to our firm under the caption “Legal Matters” in the Offering Circular. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

This opinion is furnished to you in connection with the filing of the Offering Circular and is not to be used, circulated, quoted or otherwise relied upon for any other purposes.

Very truly yours,

/s/ Cranmore, FitzGerald & Meaney

CRANMORE, FITZGERALD & MEANEY